SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Martha Stewart Living Omnimedia, Inc.
(Name of Issuer)

$.01 par value Class A Common Stock
(Title of Class of Securities)

573083102
(CUSIP Number)

Janet Dhillon, Esq.
Executive Vice President, General Counsel and Secretary
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024
(972) 431-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573083102
1)	Names of reporting persons.	J. C. Penney Company, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
		(b)
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)Sole Voting Power	11,000,0001
	(8)Shared Voting Power	0
	(9)Sole Dispositive Power	11,000,0001
	(10)Shared Dispositive Power	0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	11,000,000
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11)	27.28%2
14)	Type of Reporting Person (See Instructions)	CO

1   Sole voting power and sole dispositive power are held indirectly through control of J. C. Penney Corporation, Inc., a Delaware corporation, a wholly owned subsidiary of the reporting person.

2    Equivalent to 16.59% of the issuer’s issued and outstanding shares of $.01 par value Class A Common Stock (“Class A Common Stock”) and $.01 par value Class B Common Stock (“Class B Common Stock”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. The percentages in line 13 and the first sentence of this footnote assume (a) 40,322,305 issued and outstanding shares of Class A Common Stock, calculated as the sum of (1) the 11,000,000 newly-issued shares of Class A Common Stock acquired by the reporting persons on December 6, 2011 and (2) the 29,322,305 shares of Class A Common Stock that the issuer represented as being issued and outstanding as of December 5, 2011 in the Securities Purchase Agreement, dated as of December 6, 2011, by and between the issuer and J. C. Penney Corporation, Inc., filed as Exhibit 2 to this Schedule 13D (the “Purchase Agreement”), and (b) the 25,984,625 shares of Class B Common Stock that the issuer represented as being issued and outstanding as of December 5, 2011 in the Purchase Agreement.

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the $.01 par value Class A Common Stock (“Class A Common Stock”) of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 West 26th Street, New York, New York 10001.

Item 2.	Identity and Background.

This Statement is being filed by J. C. Penney Company, Inc., a Delaware corporation (the “Company”).  The Company is indirectly the beneficial owner of the shares of Class A Common Stock to which this Statement relates through its control of J. C. Penney Corporation, Inc., a Delaware corporation (the “Corporation”), a wholly owned subsidiary of the Company that holds such shares of Class A Common Stock directly.  The principal business address of the Company is 6501 Legacy Drive, Plano, Texas 75024.  The Company is a holding company whose principal operating subsidiary is the Corporation.  The Company has no independent assets or operations, and no direct subsidiaries other than the Corporation.  The Corporation’s business consists of selling merchandise and services to consumers through department stores and through the Internet, including family apparel and footwear, accessories, fine and fashion jewelry, beauty products and home furnishings.  Schedule 1 attached to this Statement and incorporated herein by reference (“Schedule 1”) sets forth the information required to be disclosed in response to Item 2 and General Instruction C of Schedule 13D with respect to each executive officer and director of the Company (the “Schedule 1 Persons”).

During the last five years, neither the Company nor, to the best knowledge of the Company, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Company nor, to the best knowledge of the Company, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Schedule 1 Persons is a citizen of the United States, unless otherwise noted on Schedule 1.

Item 3.	Source and Amount of Funds or Other Consideration.

As described further in Item 5, on December 6, 2011, the Corporation and the Issuer entered into the Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Corporation purchased 11,000,000 shares of the Issuer’s Class A Common Stock (the “Purchased Shares”) and one (1) share (the “Preferred Share” and, together with the Purchased Shares, the “Purchased Securities”) of the Issuer’s Series A Preferred Stock (“Series A Preferred Stock”) from the Issuer for $38,500,000 in cash.  The Corporation obtained the amounts required for the payment of the cash purchase price from working capital.

Item 4.	Purpose of Transaction.

The information contained in Item 3 of this Statement is hereby incorporated by reference into this Item 4.

The Company acquired beneficial ownership of the Purchased Securities for investment purposes.

The Preferred Share was issued in accordance with the provisions of the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on December 6, 2011 (the “Certificate of Designations”).  In connection with the Corporation’s acquisition of the Purchased Securities, the Issuer and the Corporation entered into an Investor Rights Agreement, dated as of December 6, 2011 (the “Investor Rights Agreement”).  On December 6, 2011, in accordance with the terms of the Certificate of Designations and the Investor Rights Agreement, the Corporation, as the sole holder of the Series A Preferred Stock, elected Michael W. Kramer, Chief Operating Officer of the Company, and Daniel E. Walker, Chief Talent Officer of the Company, to the Issuer’s board of directors.

Other than as set forth in this Statement, neither the Company nor, to the best knowledge of the Company, any of the Schedule 1 Persons has any present plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in the immediately-preceding clauses (a)-(i).

The Company intends to continuously review its investment in the Issuer and may in the future determine (subject to the terms of the Investor Rights Agreement, to the extent applicable) (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the immediately-preceding paragraph of this Item 4.  Notwithstanding anything contained herein, the Company specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Company currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the

Issuer and its businesses generally; other business opportunities available to the Company and its subsidiaries; developments with respect to the business of the Company and its subsidiaries; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Company and its subsidiaries will be subject to the restrictions described in Item 6 of this Statement.

Item 5.	Interest in Securities of the Issuer.

Pursuant to the Purchase Agreement, on December 6, 2011, the Corporation purchased from the Issuer, and thereby became the beneficial owner of, 11,000,000 newly-issued shares of the Class A Common Stock, representing 27.28% of the issued and outstanding shares of Class A Common Stock and 16.59% of the issued and outstanding shares of Class A Common Stock and the Issuer’s $.01 par value Class B Common Stock (“Class B Common Stock” and, together with Class A Common Stock, “Company Common Stock”) (based on (1) 40,322,305 issued and outstanding shares of Class A Common Stock, calculated as the sum of (A) the 11,000,000 newly-issued shares of Class A Common Stock acquired by Corporation on December 6, 2011 and (B) the 29,322,305 shares of Class A Common Stock that the Issuer represented as being issued and outstanding as of December 5, 2011 in the Purchase Agreement), and (2) the 25,984,625 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, that the Issuer represented as being issued and outstanding as of December 5, 2011 in the Purchase Agreement).  Pursuant to the Purchase Agreement, in addition to the Purchased Shares, the Corporation purchased from the Issuer the Preferred Share.  Pursuant to the Purchase Agreement, the aggregate purchase price paid by the Corporation to the Issuer for the Purchased Securities was $38,500,000 ($3.50 per share of Class A Common Stock).

The Company, as the sole stockholder of the Corporation, may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by the Corporation.  To the best knowledge of the Company, none of the Schedule 1 Persons beneficially owns any shares of the Class A Common Stock.

Subject to the terms of the Certificate of Designations and the Investor Rights Agreement, the Company, through its control of the Corporation, has sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the Purchased Shares.

The information contained in Item 3 and the information contained in Item 4 of this Statement is hereby incorporated by reference into this Item 5.  Other than as disclosed in Item 3 or Item 4 of this Statement, neither the Company nor, to the best knowledge of the Company, any of the Schedule 1 Persons has effected any transactions in the Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 6, 2011, the Corporation and the Issuer entered into the Purchase Agreement and the Investor Rights Agreement, and the Issuer filed the Certificate of Designations with the Secretary of State of the State of Delaware.  The following is a summary of certain of the material terms of the Purchase Agreement, Investor Rights Agreement and Certificate of Designations.

Securities Purchase Agreement

The Purchase Agreement provides for the issuance and sale by the Issuer to the Corporation, and the purchase by the Corporation from the Issuer, of the Purchased Securities for an aggregate purchase price of $38,500,000.  The sale and purchase of the Purchased Securities under the Purchase Agreement were consummated on December 6, 2011.

The Purchase Agreement includes various customary representations, warranties, covenants and agreements, including a covenant that the proceeds of the issuance and sale of the Purchased Securities will be used for, among other things, the payment of a special dividend to holders of the Company Common Stock in an amount not to exceed $0.25 per share.  The consummation of the sale and purchase of the Purchased Securities under the Purchase Agreement was subject to a number of conditions, including (i) the execution and delivery of the JCP/MSLO Agreement, dated December 6, 2011 (the “Commercial Agreement”), and the Investor Rights Agreement, (ii) the filing of the Certificate of Designations with the Secretary of State of the State of Delaware and (iii) the election of the individuals designated by the Corporation to the board of directors of the Issuer (the “Board”) in accordance with the Investor Rights Agreement and the Certificate of Designations (the “Series A Designees”).  Under the Purchase Agreement, the Issuer is obligated, subject to customary exceptions and limitations, to indemnify the Corporation and certain related entities for damages arising out of or based upon breaches of representations, warranties, covenants and agreements by the Issuer.

In the Purchase Agreement, the Issuer represented to the Corporation that the Board had adopted a resolution approving for purposes of Section 203 of the Delaware General Corporation Law the Corporation’s entering into the Purchase Agreement and Investor Rights Agreement, the Corporation’s acquisition of the Purchased Securities, the acquisition of additional shares of Class A Common Stock during the Standstill Period (described under “Investor Rights Agreement,” below) in accordance with Section 3.4(a)(i)(A) of the Investor Rights Agreement (described in clause (i)(A) of the sixth paragraph under “Investor Rights Agreement,” below) and any increase, as a result of any conversion of shares of Class B Common Stock into shares of Class A Common Stock, in the total voting power applicable to shares of Class A Common Stock owned by any Standstill Entity (described under “Investor Rights Agreement,” below).

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

Investor Rights Agreement

The Investor Rights Agreement provides the Corporation with certain registration rights and includes agreements with respect to the Corporation’s ownership of shares of Company Common Stock and other actions related to the Issuer.

Under the Investor Rights Agreement, the holders of a majority of specified registrable securities, consisting generally of the Purchased Shares and shares of Class A Common Stock otherwise acquired by the Corporation or certain of its affiliates, may request the registration under the Securities Act of 1933, as amended (the “Securities Act”), of registrable securities held by them up to three times, beginning on the earlier of the third anniversary of the Investor Rights Agreement or the first date upon which the members of the Board that are independent under the listing standards of the New York Stock Exchange, plus (without duplication) the members of the Board that are Series A Designees constitute less than a majority of the members of the Board.  Holders of registrable securities will also generally be permitted to request that the Issuer register all or a portion of such shares of Class A Common Stock whenever the Issuer registers any equity securities for public sale (a “piggyback registration”), subject to the procedures and conditions set forth in the Investor Rights Agreement.

During the Standstill Period (as defined below), the Corporation may only transfer the shares of Class A Common Stock or any equivalent derivative positions (“Synthetic Long Positions”) (i) to certain affiliated entities, (ii) in connection with a third party tender or exchange offer, merger or similar transaction recommended, approved by or not opposed by the Board or (iii) in an open market transaction or registration statement or otherwise (other than in contravention of the provision described in the immediately-preceding clause (ii)), provided that any such transfer is not to any person or group that would immediately thereafter, to the Corporation’s knowledge, own shares of Company Common Stock or Synthetic Long Positions representing more than 5% of the then-outstanding shares of Company Common Stock.

Until the earlier of (1) termination of the Standstill Period and (2) the holder of the Series A Preferred Stock no longer being entitled to designate one or more Series A Designees for election to the Board, the Corporation and certain of its affiliates (the “J. C. Penney Group”) will cause all shares of the Company Common Stock owned by the J. C. Penney Group to be counted as present at any meeting where directors of the Issuer are to be elected by holders of the Company Common Stock and to be voted for or against each nominee in the same proportion as the votes cast by the other holders of the Company Common Stock.  In addition, to the extent the Series A Preferred Stock is entitled to vote separately as a class on any matter other than election or removal of Series A Designees (other than with respect to (i) an amendment to the certificate of incorporation of the Issuer or Certificate of Designations that adversely affects the preferences, rights, privileges or powers of the Series A Preferred Stock or authorizes the issuance of any additional shares of Series A Preferred Stock (in each case other than as provided in the provision described in clause (ii) below) or (ii) any binding share exchange or reclassification involving the Series A Preferred Stock, or any merger or consolidation, the terms of which do not ensure that such transaction will be consummated without contravening or conflicting with the provisions of the Certificate of Designations addressing binding share exchanges and reclassifications involving the Series A Preferred Stock and mergers and consolidations of the Issuer), the J. C. Penney Group will cause the Preferred Share to be counted as present at any meeting and to be voted, (x) in the case of a matter on which the other holders of the Company Common Stock are entitled to vote, in the same manner as a majority of the votes cast by the other holders of the Company Common Stock and, (y) in the case of a matter on which the other holders of the Company Common Stock are not entitled to vote, in favor of the recommendation of the Board with respect to such matter, provided that the Issuer complies with its obligations under the provisions of the Certificate of Designations addressing binding share exchanges and reclassifications involving the Series A Preferred Stock and mergers and consolidations of the Issuer (to the extent the Issuer has any obligation thereunder in connection with such matter).

During the Standstill Period, so long as the Corporation and its affiliates have complied with their obligations under the Investor Rights Agreement and the Purchase Agreement, the Issuer will not, without the Corporation’s consent, put in place any stockholder rights plan or similar poison pill that would prohibit the Corporation, the Company and any wholly owned subsidiary of the Company, any person of which the Corporation and the Company are wholly owned subsidiaries, any other wholly owned subsidiary of any such person and any controlled affiliate of any of the foregoing (the “Standstill Entities”) from having beneficial ownership or acquiring shares of the Company Common Stock or any Synthetic Long Position representing no more than 25% of the total voting power and then-outstanding shares of the Company Common Stock.

During the Standstill Period, the Standstill Entities are generally required not to, without the prior written consent of the Issuer (as approved by the Board, to the knowledge of the Corporation), directly or indirectly, (i) effect, initiate or participate in, support or assist any third party with respect to, or provide or guarantee financing for any third party in connection with (A) any acquisition that would increase the Standstill Entities’ beneficial ownership and economic interest pursuant to Synthetic Long Positions to more than 25% of the total voting power or then-outstanding shares of the Company Common Stock; (B) any acquisition of more than 5% of the consolidated assets of the Issuer and its subsidiaries; (C) any acquisition of Issuer indebtedness; or (D) any tender or exchange offer, merger or other business combination involving the Issuer or any of its subsidiaries or other sale, lease or other disposition of assets of the Issuer and its subsidiaries representing all or substantially all of the consolidated assets of the Issuer; (ii) make or participate in a solicitation of proxies to vote the Company Common Stock; (iii) grant any proxy or enter into any voting arrangement with respect to the voting of the Company Common Stock other than in accordance and consistent with the recommendation of the Board; (iv) seek to obtain representation on the Board other than the Series A Designees; (v) form, join or in any way participate in a group with respect to any of the actions otherwise prohibited by the provisions described in this sentence; (vi) solicit, discuss with, or enter into any agreement, arrangement or understanding with any third party with respect to any of the actions prohibited by the provisions described in this sentence; (vii) make any public announcement of its intention or desire to engage in any of the actions otherwise prohibited by the provisions described in this sentence or its support for or opposition to, or intention as to how it would vote with respect to, any matter submitted to a vote of the holders of the Company Common Stock, or take any action (including submitting any proposal or offer) that could reasonably be expected to require public disclosure by the Issuer regarding actions otherwise prohibited by the provisions described in this sentence, including as a result of a Series A Designee, in connection with such action taken, resigning from or failing to stand for reelection to the Board; or (viii) request, propose or otherwise seek amendment or waiver of any of the provisions described in this sentence.  The provisions described in the preceding sentence, other than in clause (vii) thereof, (1) do not limit any Series A Designee from acting in his or her capacity as a director; (2) do not limit any Standstill Entity from transferring or disposing of Class A Common Stock in accordance with the Investor Rights Agreement or from participating in a “group” composed of, or having discussions or entering into arrangements with, other Standstill Entities; (3) do not limit any confidential, non-public communications among persons associated with any Standstill Entities; and (4) do not limit any Standstill Entity from voting (I) against any proposal of a third party regarding a merger or other business combination or determining not to tender or exchange any securities pursuant to any tender or exchange offer, regardless of whether supported by the Board

(except for its voting obligations in respect of the Series A Preferred Stock described in the next preceding paragraph) or (II) in favor of any matter recommended by the Board for approval by the holders of Company Common Stock. So long as the Standstill Entities are in compliance, in all material respects, with their obligations under the Investor Rights Agreement and the Purchase Agreement, the Standstill Entities are generally not prohibited (a) from stating to the Board on a confidential basis, without specifying material terms for an extraordinary transaction, that one or more of them wishes to discuss with the Board an extraordinary transaction, so long as the making of such statement does not obligate any Standstill Entity or group of which a Standstill Entity is a part to make any public disclosure, and (b) from participating as a potential acquirer or strategic partner in any strategic review process publicly announced by the Issuer or the Board that is reasonably expected to result in an Acquisition Proposal (as defined below) or a similar proposal by a Standstill Entity, so long as the Corporation complies and cooperates with the guidelines of such strategic review process.

The Investor Rights Agreement provides that the “Standstill Period” will extend until the earliest of (i) December 6, 2015; (ii) the Issuer or the Board publicly approving or recommending that the stockholders approve or convey their shares pursuant to any third-party proposal with respect to extraordinary transactions with the Issuer (an “Acquisition Proposal”) or entry by the Issuer or a subsidiary into a definitive agreement with respect to an Acquisition Proposal; provided that the Standstill Period will again be applicable if the Board publicly withdraws approval, acceptance, authorization or recommendation of such Acquisition Proposal, or such agreement is terminated prior to closing of the transaction contemplated thereunder; (iii) termination of the Commercial Agreement as a result of a material breach thereof by the Issuer that would, as determined by a court of competent jurisdiction, give rise to the Corporation’s right to terminate the Commercial Agreement; (iv) any person or group (other than any Standstill Entity or group that includes any Standstill Entity) acquiring or announcing its intent to acquire beneficial ownership of 25% or more (or, if the group includes Martha Stewart and her affiliates, 75% or more) of the Company Common Stock if within 10 business days after such public acquisition or proposal the Board does not publicly object to, recommend against or announce it does not intend to approve or enter into such transaction with such person or group; (v) the first day the Standstill Entities have not beneficially owned and/or had a Synthetic Long Position with respect to more than 5% of the outstanding shares of Class A Common Stock or total voting power of the Company Common Stock and any other securities entitled to vote generally in the election of directors of the Issuer for any 6-month period on a continuous basis or not had a Series A Designee on the Board for any 6-month period on a continuous basis; (vi) the commencement of a bankruptcy or similar proceeding or appointment of a receiver or similar official; or (vii) the Issuer or certain material subsidiaries commence or consent to liquidation, apply for or consent to the appointment of a receiver or similar official, file an answer admitting the material allegations of a petition or make a general assignment for the benefit of creditors.

The Investor Rights Agreement provides that, during the Standstill Period, the Standstill Entities will not, without the prior consent of the Issuer (as approved by the Board, to the knowledge of the Corporation), effect, initiate or participate in, support or assist any third party with respect to, or provide or guarantee financing for any third party, any offer to acquire in excess of 10% of the shares of Company Common Stock or 10% of the total voting power of the Company Common Stock and any other securities entitled to vote generally in the election of directors of the Issuer in which all holders of Company Common Stock would not be entitled to participate and receive the same consideration per share for each such share of Company Common Stock unless it is confirmed at the time such offer is made that such acquisition shall be subject to, and conditioned upon, the review and approval of a special committee of independent directors of the Board.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Certificate of Designations

On December 6, 2011, the Issuer filed the Certificate of Designations with the Secretary of State of the State of Delaware setting forth, among other things, the designation, preferences, dividends, voting rights and other special rights of the Series A Preferred Stock.

The Certificate of Designations provides that the holder of the Series A Preferred Stock (the “Holder”) will initially be entitled to designate for election and elect two individuals to the Board.  For as long as the Holder is entitled to designate two Series A Designees, if the size of the Board is increased to fifteen directors or greater, then the number of Series A Designees will be increased to the number (rounding down to the nearest whole number) resulting from multiplying (x) the percentage of then-outstanding shares of the Company Common Stock owned by the Corporation and certain of its affiliates (the “Investor Group”) by (y) the number of directors comprising the Board after giving effect to that increase.  The Holder will only continue to be entitled to designate two or more Series A Designees for as long as the Investor Group owns all of the Purchased Shares (and has not entered into any of certain hedging transactions related to the Class A Common Stock (any such transaction, a “Hedging Transaction”)), subject to certain dispositions required to comply with applicable law. If the Investor Group no longer owns all of the Purchased Shares (or has entered into a Hedging Transaction), the Holder may designate one Series A Designee for as long as the J. C. Penney Group owns at least 66 2/3% of the Purchased Shares (and has not entered into a Hedging Transaction with respect to such shares).  Following the first time that the Investor Group fails to own at least 66 2/3% of the Purchased Shares (reduced by the number of Purchased Shares subject to a Hedging Transaction), the Holder will no longer have the right to designate Series A Designees for election to the Board.

Subject to applicable law and securities exchange rules and regulations, at any time during which the Holder has the right to designate two or more Series A Designees for election to the Board, there will be at least one Series A Designee included as a member of any committee of the Board, except for special committees established for potential conflict of interest situations the nature of which is such that membership thereon by a Series A Designee would be inappropriate, as determined in good faith by the Board, and except that only Series A Designees who qualify under the applicable rules and regulations of the applicable securities exchange and the Securities and Exchange Commission may serve on committees where such qualification is required.

In addition to any other vote or consent of a holder of the Series A Preferred Stock as required by law or by the Issuer’s certificate of incorporation, without the prior written consent of the Holder, the Issuer will not amend, alter or repeal (whether by amendment, merger or consolidation or otherwise) any provision of the Issuer’s certificate of incorporation or the Certificate of Designations so as to adversely affect the Series A Preferred Stock or authorize the issuance of additional shares of Series A Preferred Stock; provided that any amendment or alteration to the Certificate of Incorporation or any related certificate of designations to (i) increase the number of authorized shares of any class or series of capital stock of the Issuer (other than the Series A Preferred Stock) or (ii) incorporate the terms of a new class or series of capital stock of the Issuer that does not modify the rights and obligations of the Series A Preferred Stock set forth in the Certificate of Designations will not be deemed to adversely affect the preferences, rights, privileges or powers of the Series A Preferred Stock.

Upon the occurrence of a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of the Issuer, so long as the Investor Group owns or is deemed to own all of the Purchased Shares (and has not entered into a Hedging Transaction with respect to Purchased Shares), other than certain dispositions required to comply with applicable law, the Holder will continue to have the right to designate one or more directors to the board of directors of the Issuer or the surviving or resulting entity, subject to the satisfaction of certain conditions regarding the Investor Group’s level of ownership of the Issuer or such surviving or resulting entity immediately following the consummation of such transaction.

The share(s) of Series A Preferred Stock will be cancelled upon the earliest to occur of (i) an event resulting in such share(s) of Series A Preferred Stock not being owned of record and beneficially only by the Corporation or another member of the Investor Group, (ii) such time as the Holder no longer has the right to designate any Series A Designees and (iii) the completion of the distribution of the Issuer’s remaining assets following the dissolution and winding up of the Issuer.

Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, the Holder is entitled to receive for each share of Series A Preferred Stock held thereby, an amount equal to $0.01 (as adjusted for any stock dividends, combinations, splits or the like with respect to such shares), before any payment or distribution is made in respect of any Company Common Stock.

The foregoing description of the Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement, dated as of December 6, 2011, by and between Martha Stewart Living Omnimedia, Inc. and J. C. Penney Corporation, Inc.

Exhibit 2	Investor Rights Agreement, dated as of December 6, 2011, by and between Martha Stewart Living Omnimedia, Inc. and J. C. Penney Corporation, Inc.

Exhibit 3	Certificate of Designations of Series A Preferred Stock of Martha Stewart Living Omnimedia, Inc., dated December 6, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011	J. C. PENNEY COMPANY, INC.

	By:	/s/ Michael P. Dastugue
		Name:	Michael P. Dastugue
		Title:	Executive Vice President and
Chief Financial Officer

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
J. C. PENNEY COMPANY, INC.

The name and present principal occupation of each director and executive officer of J. C. Penney Company, Inc. are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o J. C. Penney Company, Inc., 6501 Legacy Drive, Plano, Texas 75024.  All executive officers and directors listed are United States citizens, except for Javier G. Teruel, who is a citizen of Mexico.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
Ronald B. Johnson	Chief Executive Officer and Director, J. C. Penney Company, Inc.
Myron E. Ullman, III	Executive Chairman of the Board, J. C. Penney Company, Inc.
Michael Francis	President, J. C. Penney Company, Inc.
Michael Kramer	Chief Operating Officer, J. C. Penney Company, Inc.
Michael P. Dastugue	Executive Vice President and Chief Financial Officer, J. C. Penney Company, Inc.
Janet Dhillon	Executive Vice President, General Counsel and Secretary, J. C. Penney Company, Inc.
Michael T. Theilmann	Group Executive Vice President, J. C. Penney Company, Inc.
Daniel E. Walker	Chief Talent Officer, J. C. Penney Company, Inc.
William A. Ackman c/o Pershing Square Capital Management, L.P. 888 Seventh Avenue, 42nd Floor New York, New York 10019	Director of J. C. Penney Company, Inc.; Founder and CEO of Pershing Square Capital Management, L. P.
Colleen C. Barrett	Director of J. C. Penney Company, Inc.; President Emeritus, Southwest Airlines Co.
Thomas J. Engibous	Director of J. C. Penney Company, Inc.; Retired Chairman of the Board, Texas Instruments, Inc.
Kent B. Foster	Director of J. C. Penney Company, Inc.; Retired Chairman of the Board, Ingram Micro Inc.
Geraldine B. Laybourne	Director of J. C. Penney Company, Inc.; Founder and Former Chairman and Chief Executive Officer, Oxygen Media
Burl Osborne	Director of J. C. Penney Company, Inc.; Retired Chairman of the Board, The Associated Press
Leonard H. Roberts	Director of J. C. Penney Company, Inc.; Retired Chairman and Chief Executive Officer, RadioShack Corporation
Steven Roth c/o Vornado Realty Trust 888 Seventh Avenue New York, New York 10019	Director of J. C. Penney Company, Inc.; Chairman of the Board, Vornado Realty Trust
Javier G. Teruel	Director of J. C. Penney Company, Inc.; Partner, Spectron Desarrollo, SC
R. Gerald Turner	Director of J. C. Penney Company, Inc.; President, Southern Methodist University
Mary Beth West	Director of J. C. Penney Company, Inc.; Executive Vice President and Chief Category and Marketing Officer, Kraft Foods Inc.

EXHIBIT INDEX

Exhibit No.	Description

1	Securities Purchase Agreement, dated as of December 6, 2011, by and between Martha Stewart Living Omnimedia, Inc. and J. C. Penney Corporation, Inc.

2	Investor Rights Agreement, dated as of December 6, 2011, by and between Martha Stewart Living Omnimedia, Inc. and J. C. Penney Corporation, Inc.

3	Certificate of Designations of Series A Preferred Stock of Martha Stewart Living Omnimedia, Inc., dated December 6, 2011.